SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: [_30th October, 2002][For the month of ________, 2002_]

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
SIGNATURES
THIRD QUARTER 2002
Key points
Key figures
Key figures for the business areas
Mobile
Networks
Plus
Business Solutions
EDB Business Partner
Other business units
Corporate functions and group activities
Other profit and loss items for the group
Balance
US GAAP
Outlook for the year
TABLES
Profit and loss statement
Balance sheet
Shareholders equity
Cash flow statement
The business areas
Analytical information
Special items

Press Release

Telenor third quarter: Restructuring and cost reductions

(Oslo, 30 October, 2002) Telenor’s third quarter results for 2002 show a strong profit and revenue growth in international operations, whereas the growth in the Norwegian market is in decline. Domestic operations are characterised by restructuring and a focus on efficiency and cost reductions. This has resulted in improved margins and lower investments in fixed and mobile networks in Norway. Major write-downs, primarily in Telenor Business Solutions, have produced a loss before taxes.

Telenor’s revenues in the third quarter were NOK 12,210 million, which is an increase of 21 per cent or NOK 2,146 million compared to the same period in 2001. Revenues increased in the first nine months by NOK 5,664 million, or 19 per cent, to NOK 35,784 million compared to the same period last year.

Despite the increase in revenues, Telenor reports a loss before taxes and minority interests of NOK 105 million in the third quarter. This figure includes write-downs of NOK 738 million, which are primarily related to the restructuring of managed services in Telenor Business Solutions. For the first nine months the profit before taxes and minority interests was NOK 309 million.

Telenor’s third quarter results for 2002 are characterised by restructuring and a focus on cost reductions as a result of the decline in the domestic growth. The group programme Delta 4, of which the aim is to reduce the cost base by NOK 4 billion gross by the end of 2004 compared to 2001, is proceeding according to plan. Total savings of approximately NOK 700 million had been achieved by the end of the third quarter and by the end of the year the cost reductions will be around NOK 1 billion. Notice has been given of workforce reductions of approximately 1,500 man-years in 2002 (not counting EDB Business Partner).

EBITDA (operating profit before depreciation, amortization and write-downs) increased in the third quarter by 79 per cent to NOK 3,767 million. For the first nine months, EBITDA was NOK 9,879, which is an increase of NOK 2,977 million or 43 per cent compared to the same period last year.

The operating profit increased in the third quarter by NOK 2, 400 million to NOK 488 million compared to the same period in 2001. So far this year, the operating profit has increased by NOK 3,016 million to NOK 1,781 million compared to the same period in 2001.

Net interest-bearing liabilities at the end of the third quarter was NOK 27.6 billion. This figure includes NOK 2.4 billion in tax liabilities concerning Sonofon.

The business area Telenor Mobile had a total EBITDA in the third quarter of NOK 2,107 million, which is an increase of 83 per cent compared to the same period in 2001. At the end of the third quarter Telenor’s pro rata share of mobile subscriptions, including Norway, was 11.6 million. The EBITDA margin in the Norwegian mobile operations increased by three percentage points to 44.1 per cent. The average revenue per user (ARPU) in Norway increased to NOK 359 in the third quarter this year.

Telenor ASA	Office:	Postal address:	Telephone:	Head Office:
Head office	Snarøyveien 30 N-1331 Fornebu Norway	Telenor N-1331 Fornebu Norway	+47 67 89 00 00 Telefax: +47 67 89 24 33	Snarøyveien 30 N-1331 Fornebu Norway Enterprise number:
NO 971 050 365 MVA

Telenor Networks had an EBITDA margin excluding gains and losses of 36.6 per cent in the third quarter, which is an increase of 1.6 percentage points compared to the same period in 2001. A continued weak market for IT-related activities has affected the result for Telenor Business Solutions. In Telenor Plus, Broadcast showed a positive development compared to the third quarter in 2001, while costs primarily linked to ADSL have affected the result. Canal Digital was consolidated from 30 June, 2002.

“In a phase where the growth in the domestic market is flattening off and the increase in costs in 2001 was stronger than the revenue growth, it is necessary for Telenor to adapt to the market in order to remain competitive. We have therefore strengthened our focus on cost reductions in order to improve profitability and increase our margins. This is why we are undertaking workforce reductions for the whole year of more than 1,500 man-years not counting EDB Business Partner,” said President and CEO Jon Fredrik Baksaas.

Contacts:
Press Spokesman Dag Melgaard,
tel: +47 67 89 26 71 or +47 901 92 000

Assistant Press Spokesman Steinar Ostermann,
tel: +47 67 89 26 72 or +47 995 77 777

Full report and presentations are available at www.telenor.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

	By:	Name: Torstein Moland Title: CFO

Date: [30th October, 2002]

Telenor ASA

Third quarter 2002

Content

THIRD QUARTER 2002
Key points	1
Key figures	1
Key figures for the business areas	2
Mobile	2
Networks	5
Plus	5
Business Solutions	6
EDB Business Partner	7
Other business units	8
Corporate functions and group activities	8
Other profit and loss items for the group	8
Balance	10
US GAAP	10
Outlook for the year	10
TABLES
Profit and loss statement	11
Balance sheet	12
Shareholders equity	12
Cash flow statement	12
The business areas	13
Analytical information	14
Special items	16

Telenor ASA third quarter 2002

KEY POINTS OF THE THIRD QUARTER COMPARED TO THE THIRD QUARTER 2001

•	Adjusted for special items:

– 22% growth in revenues, to NOK 12,209 million.

– 53% growth in EBITDA, to NOK 3,891 million.

– Improved operating profit by NOK 530 million to NOK 1,226 million.

•	Loss before taxes and minority interests in the third quarter this year was NOK 105 million. This includes write-downs of NOK 738 million, particularly related to restructuring of managed services in Business Solutions.

•	In Mobile EBITDA increased by 83% to NOK 2,107 million. The growth excluding DiGi.Com, Pannon GSM and Kyivstar was 24%.

•	The EBITDA margin in mNorway was 44.1%, representing a growth of 3.0 percentage points.

•	ARPU in mNorway in the quarter increased to NOK 359 from NOK 357. ARPU in Pannon GSM was NOK 177, in DiGi.Com NOK 138, in Grameen Phone NOK 167 and in Kyivstar NOK 113.

•	The EBITDA margin excluding gains and losses in Networks was 36.6%, representing a growth of 1.6 percentage points.

•	Net interest-bearing liabilities were NOK 27.6 billion at the end of the quarter. This includes current taxes of NOK 2.4 billion regarding Sonofon.

Telenor’s continued strong focus on the rationalization of operations contributed to improved margins and a reduction in capital expenditure in both mobile and fixed telephony in Norway. The international mobile operations continue to show strong growth, and Telenor’s pro rata share of total subscriptions including Norway was 11.6 million at the end of the third quarter this year. For Business Solutions the weak market for IT-related activities continues. In Plus, Broadcast shows a positive development compared to the third quarter last year, while costs mainly linked to ADSL have affected the result. Canal Digital was consolidated from 30 June 2002.

KEY FIGURES

	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Revenues	12,210	10,064	35,784	30,120	46,040
Revenues excluding gains	12,209	10,016	35,666	29,730	40,604
Revenues excluding gains- growth	21.9%	7.7%	20.0%	11.3%	11.2%
EBITDA	3,767	2,105	9,879	6,902	14,250
EBITDA excluding gains and losses	3,778	2,096	9,859	6,590	8,877
Operating profit (loss)	488	(1,912)	1,781	(1,235)	3,177
Associated companies	(126)	(349)	(304)	11,902	8,237
Profit (loss) before taxes and minority interests	(105)	(2,547)	309	9,547	10,255
Net income (loss)	(1,046)	757	278	6,212	7,079
Net income (loss) – USGAAP 3)	(742)	988	1,512	7,449	8,838
Net interest-bearing liabilities			27,645	16,358	13,171
Investments:
– Capex 1)	2,169	2,724	6,209	7,785	11,634
– Investments in businesses 2)	493	4,218	11,639	5,931	7,212

1)	Capex is investments in tangible and intangible assets.

2)	Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.

3)	Figures for 2001 are on a pro forma basis to reflect the effects assuming SFAS 142 were adopted 1 January 2001.

     The table below shows key figures that have been adjusted for special items (gains and losses, write-downs, expenses for restructuring, work-force reductions, loss contracts and exit of activities) 1)

	3rd quarter			First three quarters			Year

(NOK in millions)	2002	2001	Growth	2002	2001	Growth	2001	Growth

Revenues	12,209	10,016	21.9%	35,666	29,730	20.0%	40,604	11.2%
EBITDA	3,891	2,539	53.2%	10,377	7,085	46.5%	9,502	10.9%
Operating profit	1,226	696	76.1%	3,028	1,812	67.1%	2,251	(18.1%)
Associated companies	(52)	(362)	—	(230)	(1,383)	—	(1,746)	—
Profit (loss) before taxes and minority interests	757	60	—	1,725	(365)	—	(396)	—

1)	Refer to the table at the end of the report for more details about special items

KEY FIGURES FOR THE BUSINESS AREAS

Revenues excluding gains	3rd quarter			First three quarters			Year

(NOK in millions)	2002	2001	Growth	2002	2001	Growth	2001	Growth

Mobile	5,320	3,157	68.5%	14,680	8,749	67.8%	12,299	25.8%
Networks	4,107	4,079	0.7%	12,341	12,302	0.3%	16,562	1.2%
Plus	1,350	809	66.9%	3,330	2,381	39.9%	3,374	17.9%
Business Solutions	1,439	1,401	2.7%	4,563	4,208	8.4%	5,940	37.6%
Other units	2,532	3,105	(18.5%)	8,289	9,819	(15.6%)	12,914	(24.0%)
Eliminations	(2,539)	(2,535)	0.2%	(7,537)	(7,729)	(2.5%)	(10,485)	(24.0%)

Total revenues excluding gains	12,209	10,016	21.9%	35,666	29,730	20.0%	40,604	11.2%

EBITDA excluding gains and losses1)	3rd quarter				First three quarters				Year

(NOK in millions)	2002	Margin	2001	Margin	2002	Margin	2001	Margin	2001	Margin

Mobile	2,107	39.6%	1,154	36.6%	5,398	36.8%	2,797	32.0%	3,808	31.0%
Networks	1,504	36.6%	1,426	35.0%	4,323	35.0%	4,120	33.5%	5,660	34.2%
Plus	104	7.7%	68	8.4%	127	3.8%	217	9.1%	254	7.5%
Business Solutions	(25)	(1.7%)	(425)	(30.3%)	1	0.0%	(764)	(18.2%)	(822)	(13.8%)
Other units	180	7.1%	(60)	(1.9%)	134	1.6%	370	3.8%	192	1.5%
Eliminiations	(92)	—	(67)	—	(124)	—	(150)	—	(215)	—
Total EBITDA excluding gains and losses	3,778	30.9%	2,096	20.9%	9,859	27.6%	6,590	22.2%	8,877	21.9%

Restructuring, loss contracts etc2)	113	—	443	—	518	—	495	—	625	—
EBITDA adjusted for special items	3,891	31.9%	2,539	25.3%	10,377	29.1%	7,085	23.8%	9,502	23.4%

1)	Operating profit excluding depreciation, amortization and write-downs and excluding gains and losses on disposal of fixed assets and operations.

2)	Refer to the table at the end of the report for more details about special items.

BUSINESS AREAS

MOBILE

Revenues	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

mNorway	2,481	2,369	7,094	6,582	8,746
Pannon GSM	1,250	—	3,160	—	—
DiGi.Com	648	214	1,980	214	901
Grameen Phone	386	232	1,210	831	1,185
Kyivstar	190	—	190	—	—
Other units	36	33	96	136	169
Total external revenues	4,991	2,848	13,730	7,763	11,001

Internal revenues	329	309	950	986	1,298
Gains on disposal	—	—	—	259	259
Total revenues	5,320	3,157	14,680	9,008	12,558

EBITDA	2,107	1,154	5,398	3,056	4,067
EBITDA excl. gains and losses	2,107	1,154	5,398	2,797	3,808
EBITDA excl. gains and losses – margin	39.6%	36.6%	36.8%	32.0%	31.0%
Operating profit	1,134	746	2,720	2,001	2,495
Investments:
– Capex	853	484	2,332	1,607	2,716
– Investments in businesses	481	3,279	8,431	4,029	4,495

Positive developments in the operations in Norway and abroad have produced an EBITDA margin of 39.6% in the third quarter this year. Kyivstar was consolidated from 1 September this year. The figures also reflect that Pannon GSM and DiGi.Com are consolidated from 1 September 2001 and 4 February 2002 respectively.

mNorway	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Traffic1)	1,497	1,451	4,190	3,908	5,101
SMS and content services1)	398	311	1,123	840	1,187
Subscription and connection	331	337	1,000	997	1,328
Other revenues	255	270	781	837	1,130
Total external revenues	2,481	2,369	7,094	6,582	8,746
Internal revenues	328	314	940	998	1,310
Gains on disposal	—	—	—	—	—
Total revenues	2,809	2,683	8,034	7,580	10,056
EBITDA excl. gains and losses	1,239	1,102	3,323	2,881	3,731
EBITDA excl. gains and losses – margin	44.1%	41.1%	41.4%	38.0%	37.1%
Operating profit	935	801	2,328	2,043	2,626
Capex	170	384	618	1,108	1,674
ARPU – monthly (NOK)	359	357	348	342	340
No. of subscriptions (in thousands)			2,409	2,289	2,307

1)	Revenues from SMS-terminated traffic are reclassified from “Traffic” to SMS and content services.

•	Increased revenues compared to the third quarter last year are primarily due to the increase in the total number of subscriptions. ARPU increased by NOK 2 to NOK 359 compared to the third quarter last year.

•	mNorway’s market share is estimated to be in line with the third quarter last year, which was 63%. The mobile penetration increased to almost 84%.

•	As a result of seasonal variations, the third quarter is normally the best quarter with regard to profit and revenues. The EBITDA margin was 44.1%, an increase of 3 percentage points compared to the third quarter last year. This is primarily due to the change in the composition of the revenues, with a larger share of the revenues being generated from products with higher margins and reduced operating expenses, particularly consultancy fees.

•	Capital expenditure decreased compared to the third quarter last year, mainly due to a lower level of investments in the GSM network. Capital expenditure in UMTS continues to be low.

•	Telenor has received notification of a possible decision from the Norwegian Post and Telecommunication Authority (PT) that Telenor, in PT ’s opinion, must reduce the interconnection prices in the GSM network. Telenor also received a decision from PT in the third quarter concerning imposed changes in the terms of the resale agreement between Telenor Mobile and Sense Communications. Based on this decision revenues and profits for the third quarter and for the first nine months this year have been reduced by NOK 26 million and NOK 56 million respectively. Telenor has received notification of a descision regarding price determination of Teletopia’s access to Telenor’s mobile network in Norway, with a separate switch for SMS-messages.

Pannon GSM – Hungary 1)	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Mobile related revenues	1,165	—	2,955	—	—
Other revenues	85	—	206	—	—
Total revenues excluding gains	1,250	—	3,161	—	—
EBITDA excl. gains and losses	427	—	1,132	—	—
EBITDA excl. gains and losses – margin	34.2%	—	35.8%	—	—
Operating profit (excl amorti- zation of net excess values)	235	—	635	—	—
Capex	189	—	564	—	—
ARPU – monthly (NOK)	177	—	181	—	—
No. of subscriptions (in thousands)		—	2,311	—	—

1)	Consolidated from 4 February 2002

•	The total number of subscriptions increased by 165,000 compared to the second quarter this year, and by 744,000 compared to the third quarter last year.

•	Pannon’s estimated market share was almost 40%, while the mobile penetration is estimated at 62% at the end of the third quarter this year.

•	Increased number of subscriptions contributed to a 20% growth in revenues in local currency compared to the third quarter last year. The growth in the number of prepaid subscriptions was especially strong. Prepaid subscriptions have on average lower use and ARPU is therefore reduced from NOK 217 in the third quarter last year to NOK 177 in the third quarter this year.

•	The EBITDA margin in the third quarter compared to previous quarters was lower due to provisions of NOK 40 million to cover the estimated effect of the introduction of charges related to Universal Service Obligations with retrospective effect from 1 February this year. The reduced EBITDA margin from 40.7% in the third quarter last year relates to increased sales and marketing expenses in addition to the aforementioned provisions.

DiGi.Com – Malaysia 1)	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Mobile related revenues	531	161	1,646	161	691
Other revenues	119	53	343	53	215
Total revenues excluding gains	650	214	1,989	214	906
EBITDA excl. gains and losses	222	69	707	69	306
EBITDA excl. gains and losses – margin	34.2%	32.2%	35.5%	32.2%	33.8%
Operating profit (excl amorti- zation of net excess values)	43	31	336	31	181
Capex	302	—	832	—	459
ARPU – monthly (NOK)	138	151	155	151	180
No. of subscriptions (100 % in thousands)			1,454	—	1,039

1)	Consolidated from 1 September 2001. Ownership interest 61.0% as of 30 September 2002.

•	The total number of subscriptions increased by 170,000 from the second quarter this year and 411,000 from the third quarter last year.

•	Total revenues in DiGi.Com in local currency increased compared to the third quarter last year and the second quarter this year by 15% and 4% respectively, as a result of an increase in the number of subscriptions. Growth in the number of subscriptions is due to prepaid subscriptions.

•	Converted to Norwegian Krone (NOK), there was a slight decrease in revenues from the second quarter this year due to the strong Norwegian Krone. ARPU in the third quarter this year in local currency (MYR, which is linked to the US dollar) decreased by 9% in relation to the previous quarter as a result of strong growth in subscriptions in recent quarters, where new subscriptions have lower ARPU on average than existing subscriptions, as well as the introduction of a loyalty program for selected customer groups.

•	EBITDA in local currency is at the same level as the previous quarter, but calculated in NOK there was a reduction.

•	From 1 July this year, DiGi.Com has reduced the depreciation period for network based equipment, which has increased depreciation in the quarter by NOK 94 million. The changes relate to the expected reduced technical and economic life of the assets.

Grameen Phone – Bangladesh 1)	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Mobile related revenues	314	214	891	542	759
Other revenues 2)	72	18	319	289	426
Total revenues excluding gains	386	232	1,210	831	1,185
EBITDA excl. gains and losses	208	123	584	289	457
EBITDA excl. gains and losses – margin	53.9%	53.0%	48.3%	34.8%	38.6%
Operating profit	173	90	470	198	328
Capex	96	41	203	377	425
ARPU – monthly (NOK)	167	204	177	211	190
No. of subscriptions (100 % in thousands)			704	373	464

1)	Ownership interest 46.4% as of 30 September 2002.

2)	Fees which Grameen Phone collects on behalf of the authorities have been deducted from revenues as from the third quarter of 2002, in the amount of NOK 40 million for the third quarter of 2002. This has no effect on the profits.

•	As in previous quarters, revenues and EBITDA have increased due to the increased number of subscriptions.

•	Measured in local currency (BDT) there has been an increase in mobile related revenues of 73% compared to the third quarter last year and 17% compared to the second quarter this year.

Kyivstar – Ukraine 1)	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Mobile related revenues	183	—	183	—	—
Other revenues	7	—	7	—	—
Total revenues excluding gains	190	—	190	—	—
EBITDA excl. gains and losses	118	—	118	—	—
EBITDA excl. gains and losses - margin	62.1%	—	62.1%	—	—
Operating profit (excl. amortization of net excess values)	92	—	92	—	—
Capex	94	—	94	—	—
ARPU – monthly (NOK)	113	—	113	—	—
No. of subscriptions (100% in thousands)			1,659

1)	Consolidated from 1. September 2002. Ownership interest 54.2% as of 30 September 2002.

•	Telenor’s ownership share in Kyivstar increased in the third quarter this year to 54.2%, and Telenor has the option to acquire a further 2.3% of the shares in the company. The company has been consolidated since 1 September this year.

•	The number of subscriptions increased by 198,000 from the second quarter this year and 839,000 compared to the third quarter last year. The growth was mainly related to prepaid subscriptions, which resulted in a reduction in ARPU to NOK 113 in third quarter this year.

•	Revenues for the whole of the third quarter amounted to NOK 547 million with an associated EBITDA margin of 62%. The company’s high EBITDA margins so far this year are a result of low marketing expenses in addition to cost effective operations.

•	Kyivstar’s estimated market share is almost 50%. The mobile penetration in the Ukraine is estimated to be 7% at the end of the third quarter.

Other units in Mobile including eliminations and amortization of net

excess values	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

EBITDA excl. gains and losses	(107)	(140)	(466)	(442)	(686)
Amortization of Telenor’s	(203)	(25)	(568)	(25)	(115)
Net excess values Operating loss	(344)	(176)	(1,141)	(271)	(640)
Capex	2	59	21	122	158

•	Other units include mFuture, the mobile activities in Sweden (djuice.se), expenses related to the management and administration of the international mobile portfolio and amortization of net excess values. The amortization of net excess values relates to Pannon GSM, DiGi.Com and Kyivstar. The reduction in the EBITDA loss was due to a continued general improvement in profits in all units.

Associated companies and joint ventures in Mobile

	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Telenors share of: 1)
Revenues	2,799	2,889	8,235	8,748	11,808
EBITDA	955	999	2,744	2,580	3,544
Net income	214	194	696	274	421
Amortization of Telenor’s net excess values	(199)	(320)	(617)	(1,041)	(1,276)
Write-downs of Telenor’s excess values	(3)	—	(3)	(7,500)	(10,900)
Gain on disposal of ownership interests	—	—	—	21,432	21,432
Net result from associated companies	12	(126)	76	13,165	9,677

No. of subscriptions (Telenor’s share in thousands)			4,725	3,404	4,017

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. Telenor’s share of revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies ”. Sales between the associated companies and sales to group companies are included in revenues in the table. The table includes Telenor’s share of the results in DiGi.Com up to 1 September 2001, Pannon GSM up to 4 February 2002 and Kyivstar up to 1 September 2002. Subsequent to these dates these companies are consolidated as subsidiaries.

•	Telenor’s share of total subscriptions increased by 646,000 (16%) from the second quarter this year adjusted for Kyivstar which has been consolidated as a subsidiary from 1 September this year. The strong growth in subscriptions, primarily in prepaid subscriptions, in DTAC in Thailand and Vimpelcom in Russia continued in the third quarter.

•	The increase in Telenor ‘s share of revenues adjusted for associated companies that have become subsidiaries was NOK 300 million (13%) compared to the third quarter last year. The corresponding figure for growth in EBITDA was NOK 39 million (5%).

•	The reduction in amortization of Telenor’s net excess values was due to the write-down of DTAC/UCOM which was recorded in the fourth quarter last year as well as associated companies becoming subsidiaries.

NETWORKS

Revenues	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Business market – PSTN/ISDN
Subscriptions and connection	338	328	1,000	985	1,313
Traffic	492	532	1,594	1,698	2,278
Total business market	830	860	2,594	2,683	3,591

Residential market PSTN/ISDN
Subscriptions and connection	794	729	2,251	2,209	2,916
Traffic	871	939	2,710	2,914	3,896
Total residential market	1,665	1,668	4,961	5,123	6,812

Wholesale market – fixed network
Domestic interconnect	163	202	542	542	722
International interconnect	94	106	258	347	418
Transit traffic	265	233	797	678	953
Total wholesale market	522	541	1,597	1,567	2,093

Total fixed network	3,017	3,069	9,152	9,373	12,496

Leased lines	246	246	759	764	1,040
Other revenues	140	178	421	413	570
Total external revenues	3,403	3,493	10,332	10,550	14,106

Internal revenues	704	586	2,009	1,752	2,456
Gains on disposal	—	—	—	—	6
Total revenues	4,107	4,079	12,341	12,302	16,568

EBITDA	1,504	1,415	4,319	4,105	5,666
EBITDA excl. gains and losses	1,504	1,426	4,323	4,120	5,660
EBITDA excl. gains and losses – margin	36.6%	35.0%	35.0%	33.5%	34.2%

Operating profit	711	99	1,938	1,351	2,175

Investments:
– Capex	383	1,035	1,294	2,585	3,694
– Investments in businesses	—	25	—	25	25

•	Revenues in the third quarter were 0.7% higher than the same period last year, while expenses excluding depreciation and amortization were 2.3% lower than the same period last year. As a result, the EBITDA margin increased to 36.6% .

•	Increased external revenues from subscription in the business market and the residential market compared to the third quarter last year, was due to price increases for subscriptions from 1 May this year. The reduction in external traffic revenues is due to price reductions for some traffic categories and a slowdown in the market for fixed telephony. The transition to ADSL and Telenor internal prefix traffic have resulted in reduced external revenues and increased internal revenues.

•	Telenor’s market share (including internal prefix traffic) measured in traffic minutes at the end of the third quarter this year was 72.7%, of which Network’s market share was 65.4%.

•	The reduction in external revenues from domestic interconnect was due to lower traffic volumes.

•	The increase in EBITDA compared to the third quarter last year was mainly due to a higher gross margin and lower operating expenses. Losses on accounts receivables due to the bankruptcy of another network operator were expensed in the third quarter last year. A gradual workforce reduction has compensated for the salary increase compared to the corresponding period last year.

•	The operating profit in the third quarter last year was reduced as a result of the write-down of the transatlantic fibre cable TAT 14, by NOK 533 million. As a result of the increase in assets under construction that have been put into service this year, depreciation increased compared to the third quarter last year.

•	Capital expenditure was reduced compared to last year. This was due to a fall in the demand for fixed network services and an increased use of earlier capital investments. Approximately NOK 140 million was invested in the third quarter last year in the transatlantic fibre cable TAT 14, and approximately NOK 360 million for the first nine months last year.

PLUS

Revenues	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Broadcast	993	518	2,143	1,598	2,231
Content & Interactive	17	70	135	142	188
Internett	240	114	697	314	508
Other	2	5	8	13	15
Total external revenues	1,252	707	2,983	2,067	2,942

Internal revenues	98	102	347	314	432
Gains on disposal	—	6	—	10	12
Total revenues	1,350	815	3,330	2,391	3,386

EBITDA	98	68	121	210	248

EBITDA excluding gains and losses
Broadcast	230	130	568	387	537
Content & Interactive	(38)	(22)	(143)	(77)	(128)
Internett	(77)	(15)	(238)	(22)	(76)
Other	(11)	(25)	(60)	(71)	(79)
Total EBITDA excluding gains and losses	104	68	127	217	254

Operating loss	(229)	(77)	(528)	(220)	(841)

Investments:
– Capex	89	223	245	466	835
– Investments in businesses	8	122	2,378	553	906

•	As from 30 June this year, Canal Digital has been consolidated as a subsidiary, and is reported in Broadcast. Revenues in Canal Digital in the third quarter were NOK 554 million, of which NOK 533 million was external, and EBITDA was NOK 46 million. Adjusted for changes in internal charges, Canal Digital made a positive contribution to the EBITDA in the business area, with NOK 27 million in the quarter.

•	Adjusted for reduced external revenues for sales from Satellite Broadcasting to Canal Digital, Canal Digital contributed with approximately NOK 430 million of the growth in external revenues in Broadcast. Other growth in external revenues in Broadcast compared to the third quarter last year was primarily related to the increased customer base and increased revenues per customer in cable TV and small antenna networks, plus increased revenues from terrestrial broadcasting. Revenues from the cable TV company

Sweden On-Line, which was consolidation from 1 October last year, were NOK 32 million in the third quarter this year. External revenues from analogue satellite broadcasting fell.

•	Lower sales of smart cards and CA modules to the digital TV market reduced external revenues in Content & Interactive.

•	Increased external revenues in Internett in Norway compared to the third quarter last year were mainly attributable to ADSL. External revenues in Telenordia Privat AB, which was consolidated in the fourth quarter last year, were NOK 58 million in the third quarter this year. The number of ADSL subscriptions in Norway increased by 11,000 in the third quarter to 64,000, and in Sweden by 7,000 to 23,000.

•	Increased EBITDA in Broadcast compared to the third quarter last year was, in addition to the consolidation of Canal Digital and Sweden On-Line, due to the general increase in the gross margin and reduced operating expenses.

•	The increased EBITDA loss in Content & Interactive was due to reduced revenues.

•	In Internett, the EBITDA loss in Telenordia Privat AB was NOK 18 million in the third quarter. Other increased EBITDA loss compared to the third quarter last year was due to the ADSL operations in Norway. The increased EBITDA loss from the second quarter to the third quarter this year was due to a lower gross margin as a result of less traffic from Internet customers during the summer.

•	The reduced EBITDA loss for “Other” relates to management fee from Canal Digital.

•	Increased depreciation and amortization compared to the third quarter last year was primarily due to the consolidation of Canal Digital. Increased depreciation as a result of investments within interactive services and cable TV after the third quarter last year was partly offset by reduced depreciation of satellites and equipment as a result of write-downs in the fourth quarter last year.

•	Lower capital expenditure compared to the third quarter last year was primarily due to the cable TV operations.

Associated companies	3rd quarter		First three quarters
					Year
(NOK in millions)	2002	2001	2002	2001	2001

Telenors share of: 1)
Revenues	213	413	1,156	1,196	1,717
EBITDA	13	(41)	(37)	(117)	(191)
Net income (loss)	(7)	(133)	(145)	(336)	(464)
Amortization of Telenor’s net excess values	(13)	(19)	(46)	(47)	(58)
Write-downs of Telenor’s excess values	(71)	—	(71)	—	(22)
Gains (losses) on disposal of ownership interests	—	—	—	1	(3)
Net result from associated companies	(91)	(152)	(262)	(382)	(547)

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. Telenor’s share of revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. Sales between the associated companies and sales to group companies are included in revenues in the table.

•	The reduced loss from associated companies was primarily due to consolidation of Canal Digital as a subsidiary from 30 June this year.

•	Telenor’s excess values for Otrum were written down in the third quarter this year.

BUSINESS SOLUTIONS

Revenues	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

ASP, managed services, software, consulting services	188	246	573	888	1,077
Access, network and communication services	310	330	1,033	1,004	1,378
Total Business Solutions Norway	498	576	1,606	1,892	2,455
Nextra International	203	319	660	962	1,271
Business Solutions Sweden	162	7	582	27	310
CominCom/Combellga	167	149	500	422	580
Total Business Solutions International	532	475	1,742	1,411	2,161
Total external revenues	1,030	1,051	3,348	3,303	4,616

Internal revenues	409	350	1,215	905	1,324
Gains on disposal	—	—	—	—	—
Total revenues	1,439	1,401	4,563	4,208	5,940

EBITDA	(30)	(425)	(20)	(769)	(828)
EBITDA excluding gains and losses
Business Solutions Norway	(40)	28	(40)	103	59
Business Solutions International	15	(453)	41	(867)	(881)
Total EBITDA excluding gains and losses	(25)	(425)	1	(764)	(822)

Operating loss	(961)	(877)	(1,501)	(2,322)	(2,968)
Investments:
– Capex 1)	424	223	727	929	1,041
– Investments in businesses	—	124	20	208	531

1)	Capex in the third quarter 2002 include NOK 326 million related to reclassification of lease agreements to finance leases.

•	The results for Business Solutions in the third quarter were significantly influenced by the restructuring in managed services and software activities in Norway. Excluding the effects of these restructuring expenses, the operations showed a positive EBITDA for the third quarter and for the first nine months of this year.

•	The reduction in external revenues in Business Solutions Norway compared to the third quarter last year was due to a continued weak market for the sale of operating services and considerably lower sales of operating service-related software.

•	The reduction in external revenues in Nextra International was due to the disposal of operations in the fourth quarter last year. Current operations are experiencing weak or no growth, primarily as a result of continued weak market conditions in Europe as a whole. The remaining operations in Switzerland (Aspectra) were sold in the third quarter this year.

•	Telenordia was consolidated from the fourth quarter last year and contributed to increased external and internal revenues in Business Solutions Sweden compared to the third quarter last year.

•	In local currency, revenues in CominCom/Combellga increased by 32% compared to the third quarter last year, 13% measured in Norwegian Krone including internal revenues. The improvement in revenues in local currency is in line with previous quarters. The EBITDA margin in the third quarter this year was approximately 35%.

•	The reduction in EBITDA in Business Solutions Norway, adjusted for special items, was due to considerably lower sales of operating services and operating service-related software. The process of merging the operating service business in Business Solutions with Telenor’s internal IT operating environment started in the third quarter. In connection with this merger it has been decided to reduce the number of operating platforms and focus the activity. The sales potential for CA-software in addition to the value of service contracts, platforms and equipment has also been considered. Based on these evaluations, provisions have been made for calculated losses on service contracts by NOK 61 million, and in addition tangible and intangible assets have been written down by a total of NOK 646 million in the third quarter. It is expected that provisions for workforce reductions will be made in the fourth quarter, in connection with the merger of the activities described above.

•	As part of the evaluation described above, the operations area in Business Solutions Norway has also reclassified some lease agreements in the third quarter, related to operational and customer equipment, from operating to finance lease agreements. This means that the equipment is recorded in the balance sheet and depreciated. This has only had a minor effect on the operating loss, but has increased the EBITDA by NOK 38 million in the third quarter. The increase in the book value of tangible assets has also been reported as Capital expenditure with NOK 326 million.

•	Adjusted for restructuring expenses, EBITDA, excluding gains and losses, increased in Business Solutions International from a loss of NOK 182 million in the third quarter last year to a profit of NOK 8 million in the third quarter this year. NOK 99 million of this increase relates to EBITDA losses in operations which were sold or closed down last year and as of third quarter this year.

•	Depreciation and amortization increased compared to the third quarter last year due to the consolidation of Telenordia from the fourth quarter last year and the reclassification described above. This was partly offset by the effect of write-downs undertaken last year and lower investments after the third quarter last year. Write-downs of NOK 227 million were recorded in the third quarter last year.

EDB BUSINESS PARTNER

Revenues	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

External revenues	741	821	2,466	2,329	3,312
Internal revenues	260	327	748	1,058	1,458
Gains on disposal	—	—	1	33	41
Total revenues	1,001	1,148	3,215	3,420	4,811

EBITDA	127	(46)	266	282	447
EBITDA excl. gains and losses	127	(46)	265	249	406
Operating profit (loss)	31	(1,326)	(25)	(1,266)	(1,208)
Investments:
– Capex	50	—	138	100	174
– Investments in businesses	1	634	6	669	749

Operations that have been transferred to Itworks AS have been excluded from the figures for EDB Business Partner. In 2001 Ephorma AS was accounted for in accordance with the equity method until the company was sold in the fourth quarter of 2001. This creates a divergence in relation to the figures presented by EDB Business Partner ASA for periods prior to third quarter this year.

•	Revenues in the Telecom, Banking & Finance and Consulting areas decreased, while the Operations area showed an increase compared to the third quarter last year. The reduction in Telecom relates to lower sales to Telenor companies combined with lower international sales and a weaker US dollar. The Consulting area experienced a 50% reduction in revenues on a comparable basis, due to the difficult market for consultancy services. Reduced revenues in Banking & Finance are due to lower sales of software in the Norwegian market. The Operations area increased revenues as a result of the acquisition of businesses.

•	In the third quarter last year NOK 150 million in non-recurring costs and restructuring provisions in the Operations area were recorded. This year has seen an underlying improvement in profitability in this area due to cost savings. The reduction in revenues for the Telecom, Consulting and Banking & Finance areas has resulted in a decrease in profits compared to the third quarter last year. However cost savings have reduced the effect on the result considerably.

OTHER BUSINESS UNITS

Revenues	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

Satellite Services	495	329	1,670	881	1,210
Satellite Networks	114	83	409	245	354
Itworks	—	167	155	758	957
Other	127	113	364	342	473
Total external revenues	736	692	2,598	2,226	2,994

Internal revenues	133	232	506	793	1,038
Gains on disposal	—	—	—	—	1
Total revenues	869	924	3,104	3,019	4,033

EBITDA	66	(13)	181	38	(37)
EBITDA excluding gains and losses
Satellite Services	68	50	243	117	152
Satellite Networks	21	6	76	31	51
Itworks	—	(48)	(15)	(61)	(102)
Other	(22)	(2)	(123)	(17)	(110)
Total EBITDA excluding gains and losses	67	6	181	70	(9)

Operating profit (loss)	2	(300)	(67)	(399)	(686)
Investments:
– Capex	31	98	112	286	476
– Investments in businesses	3	8	747	231	252

•	Increased external revenues in Satellite Services compared to the third quarter last year are primarily due to the consolidation of Telenor Satellite Services Inc. (USA) from 11 January this year, with revenues in the quarter of NOK 177 million, as well as increased sales in the Norwegian operations. The subsidiary Marlink is experiencing a reduction in demand as a result of a somewhat weaker market development. The strong Norwegian Krone is also having a negative effect on revenues. Amendments in agreements in the former EIK cooperation increased revenues and operating expenses by NOK 40 million compared to the third quarter last year.

•	The increased EBITDA in Satellite Services compared to the third quarter last year was primarily due to the consolidation of operations in the USA, which was partly offset by a negative development in Marlink. The reduced EBITDA from the previous quarter is due to lower revenues as a result of less traffic and a weakened US dollar.

•	Increased external revenues in Satellite Networks compared to the third quarter last year was primarily due to contracts with international organisations signed this year which also have created increased sales in the form of expansion and supplementary services, and increased sales in the Internet activity in Norway (Taide). The reduction in external revenues from the second to the third quarter this year is primarily related to the high volume sales to NATO in the second quarter.

•	EBITDA in Satellite Networks increased as a result of the increase in revenues and a general focus on costs and effects from the restructuring in 2001.

•	The reduction in internal revenues mainly relates to closed down units after the third quarter last year, and reduced revenues for Teleservice.

•	Included in EBITDA for “Other” in the third quarter this year are provisions for manpower reduction of NOK 40 million in connection with the close down of 4 departments in 1881 Directory Enquiries in Teleservice.

•	Of the write-downs in the third quarter last year NOK 142 million was related to Itworks and NOK 59 million was related to equipment in Satellite Networks. Reduced depreciation and amortization in the third quarter compared to the second quarter this year partly relates to the final purchase price allocation for tangible and intangible assets in Telenor Satellite Services Inc. that was made in the third quarter.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

Revenues	3rd quarter		First three quarters		Year

(NOK in millions)	2002	2001	2002	2001	2001

External revenues	56	62	210	257	375
Internal revenues	606	586	1,761	1,818	2,399
Gains on disposal	1	40	116	81	5,116
Total revenues	663	688	2,087	2,156	7,890

EBITDA	(13)	(60)	(263)	(185)	4,593
EBITDA excluding gains and losses	(12)	(98)	(312)	(257)	(513)
Operating profit (loss)	(187)	(168)	(762)	(497)	4,139
Investments:
– Capex	339	663	1,361	1,759	2,642
– Investments in businesses	—	19	57	89	127

     •     The reduction in the EBITDA loss excluding gains and losses compared to the third quarter last year relates to a reduction in expenses. Depreciation in the Property and IT operations areas increased due to the new headquarter at Fornebu and new IT solutions for the Telenor group.

     •     Capital expenditure in the third quarter primarily relates to the relocation at Fornebu, including new IT solutions.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization
and write-downs	3rd quarter		First three quarters
					Year
(NOK in millions)	2002	2001	2002	2001	2001

Depreciation of tangible assets	2,170	1,601	6,028	4,563	6,266
Amortization of goodwill *)	259	160	743	458	668
Amortization of other intangible assets*)	236	82	578	252	317
Total depreciation and amortization	2,665	1,843	7,349	5,273	7,251

Write-downs of tangible and intangible assets	576	659	708	745	1,556
Write-downs of goodwill	38	1,515	41	2,119	2,266
Total write-downs	614	2,174	749	2,864	3,822

Total depreciation, amortization and write-downs	3,279	4,017	8,098	8,137	11,073

*)	Specification of amortization of goodwill and other intangible assets

	3rd quarter		First three quarters
					Year
(NOK in millions)	2002	2001	2002	2001	2001

DiGi.Com1)	73	24	235	24	115
Pannon GSM1)	172	—	465	—	—
Kyivstar1)	15	—	15	—	—
Other Mobile	14	8	40	28	38
Total Mobile	274	32	755	52	153
Software licenses	36	36	113	114	155
Other Business Solutions	37	58	143	202	274
Total Business Solutions	73	94	256	316	429
Canal Digital1)	71	—	71	—	—
Other Plus	21	16	70	50	70
Total Plus	92	16	141	50	70
EDB Business Partner	41	54	123	155	196
Other	15	46	46	137	137
Total	495	242	1,321	710	985

1)	Based on preliminary valuations and allocations of net excess values

•	Depreciation of tangible assets increased by NOK 569 million, compared to the third quarter of 2001. NOK 324 million of the increase was related to the Mobile business area, of which NOK 300 million was related to DiGi.Com, Pannon GSM and Kyivstar. The consolidation of Canal Digital from 30 June this year contributed to increased depreciation of tangible assets of NOK 82 million.

•	Write-downs recorded in the third quarter this year are mainly related to Business Solutions.

•	Write-downs last year are estimated to contribute approximately NOK 40 million in reduced depreciation of tangible assets, compared to the third quarter of 2001 and approximately NOK 50 million in reduced amortization of goodwill and other intangible assets.

Associated companies	3rd quarter		First three quarters
					Year
(NOK in millions)	2002	2001	2002	2001	2001

Telenors share of1)
Revenues	4,172	5,085	13,279	14,851	20,467
EBITDA	990	1,011	2,762	2,566	3,492
Net income (loss)	165	5	443	(209)	(318)
Amortization of Telenor’s net excess values	(217)	(367)	(673)	(1,174)	(1,427)
Write-downs of Telenor’s excess values	(74)	—	(74)	(8,165)	(11,597)
Gains (losses) on disposal of ownership interests	—	13	—	21,450	21,579
Net result from associated companies	(126)	(349)	(304)	11,902	8,237

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. Telenor’s share of revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement includes only the item “Net result from associated companies”. Sales between the associated companies and sales to group companies are included in revenues in the table.

•	The reduction in Telenor’s share of revenues and EBITDA and improved net income in associated companies compared to the third quarter last year is primarily due to the fact that certain associated companies became subsidiaries or were sold.

•	The reduction in amortization of Telenor’s excess values was primarily due to associated companies that became subsidiaries or were sold, and the write-down of DTAC/UCOM in the fourth quarter last year.

•	The write-down of excess values in the third quarter this year mainly relates to Otrum.

Financial items	3rd quarter		First three quarters
					Year
(NOK in millions)	2002	2001	2002	2001	2001

Financial income	151	188	417	756	897
Financial expenses	(610)	(272)	(1,326)	(1,129)	(1,396)
Net foreign currency gain (loss)	42	(190)	(164)	(421)	(402)
Net gains (losses) and write-downs	(50)	(12)	(95)	(326)	(258)
Net financial items	(467)	(286)	(1,168)	(1,120)	(1,159)

Gross interest expenses	(637)	(367)	(1,437)	(1,316)	(1,638)
Net interest expenses	(516)	(190)	(1,089)	(697)	(898)

•	The reduction in financial income compared to the third quarter last year, was mainly related to the lower level of liquid assets.

•	Increased financial expenses compared to the third quarter last year were mainly due to increased gross interest-bearing liabilities in the third quarter this year. In addition the average interest rate was somewhat higher. Furthermore, NOK 75 million was expensed as interest on taxes in connection with the deviation of tax assessment related to the Sonofon transaction, as described below.

•	Foreign currency losses in the third quarter last year were due to currency losses on the US dollar placements that were used for the payment of the shares in DiGi.Com.

•	The write-down of shares in the third quarter this year is primarily related to Venture companies.

TAX

•	During the ordinary assessment for 2001 the tax assessment authorities in Norway have notified Telenor Communication AS that its tax return for the financial year 2001, will not be accepted insofar as the loss deriving from disposal of shares in Sonofon Holding A/S is concerned. This loss of NOK 8.61 billion was recognized by Telenor Communication AS upon the disposal of its shares in Sono-fon Holding A/S to Dansk Mobil Holding AS, a sister company of Telenor Communication AS. The disposal was carried out as an integral part of the overall restructuring of the Telenor group. As an initial consequence, Telenor Communication AS’ current tax for 2001 will increase by NOK 2.41 billion. Telenor Communication AS is of the opinion that there is no basis for this challenge of its tax return and will appeal the challenge in order to obtain a final decision in its favor. Nevertheless, Telenor Communication AS has expensed the tax charge in the amount of NOK 2.41 billion in the third quarter.

•	The challenge of Telenor Communication AS’ tax return will

•	increase the company’s taxable income for 2001 in the amount of NOK 8.61 billion. As a consequence the RISK amount (regulation of the taxable costprice) for Telenor ASA as of 1 January 2002 will increase by NOK 3.44 per share. Any subsequent reassessment in Telenor Communication AS’ favor, where the loss is accepted, will decrease the RISK amount with effect from 1 January in the year of reassessment.

•	On an separate basis, Telenor expects to record a tax income of approximately NOK 3.2 billion in 2002, related to a taxable loss realized upon liquidation of Telenor Digifone Holding AS.

•	Telenor has not recognized deferred tax assets on the losses in associated companies and subsidiaries abroad.

•	Despite the expensing of the tax related to the Sonofon transaction, the net tax amount is expected to be low for the year as a whole.

BALANCE SHEET

•	Total assets increased from 30 June this year, primarily due to the consolidation of Kyivstar.

•	Increased deferred tax assets are primarily related to recognition of deferred tax assets on the tax loss carried forward in connection with the liquidation of Telenor Digifone Holding AS, as described above.

•	Compared with 30 June this year, the net interest-bearing liabilities have increased by NOK 1.9 billion. This includes NOK 2.4 billion in tax liability concerning Sonofon, as described above. Adjusted for this tax liability, the net interest-bearing liabilities were reduced by NOK 0.5 billion from the second quarter, despite the proceeds paid for the shares and consolidation of the net interest-bearing liabilities in Kyivstar totalling NOK 1.4 billion.

•	Increased minority interests from 30 June this year relate to Kyivstar.

US GAAP

Telenor had a net loss in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) of NOK 742 million in the third quarter this year, compared to net loss in accordance with Norwegian accounting principles of NOK 1,046 million. The main reason for the difference is that goodwill is no longer amortized from 1 January 2002 according to US GAAP, but has been replaced by an annual impairment test. Telenor tested goodwill for impairment upon the implementation of the new accounting standard on 1 January 2002, and will carry out an impairment test of goodwill as of 31 December 2002.

OUTLOOK FOR THE YEAR

•	Developments in the third quarter of this year generally confirm the outlook given at the end of the previous quarter.

•	Based on a reduced level of investment and management’s current expectation of continued good underlying development, EBITDA for the year adjusted for special items, is expected to exceed the capital expenditure by NOK 3.5 to NOK 4 billion.

•	Telenor’s operating profit for the year, adjusted for special items which include restructuring expenses and write-downs etc, is expected to be significantly higher than last year.

•	Telenor’s program for operational rationalization, Delta 4, is progressing according to plan. A number of manpower reductions in Telenor have been communicated subsequent to the end of the third quarter. Preliminary estimates for provisions for restructuring in the fourth quarter are expected to total approximately NOK 0.6 billion.

•	In connection with the finalizing of business plans in the fourth quarter, as well as the annual impairment test of goodwill in accordance with US GAAP, assets will be tested for impairment, including Telenor’s international companies.

•	EBITDA adjusted for special items in the Mobile business area is expected to be lower in the fourth quarter compared to the third quarter due to seasonal variations.

•	The EBITDA, adjusted for special items, in the fourth quarter for the Networks business area is expected to be on the same level as the fourth quarter last year.

•	The Business Solutions business area is still experiencing a poor demand for IT-related activities. Adjusted for special items, EBITDA in the fourth quarter is expected to be on the same level as the third quarter.

•	EBITDA adjusted for special items for the Plus business area in the fourth quarter is expected to be slightly positive. The reason for the expected downturn from the third quarter is due to the expected higher intake of customers in Canal Digital and ADSL in the fourth quarter than in the third quarter this year.

•	Capital expenditure for the year is expected to be approximately NOK 10 billion, including approximately NOK 4 billion in foreign subsidiaries and approximately NOK 1.7 billion of investments in properties and new IT-solutions for the group in Norway in connection with the relocation to Fornebu.

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year end 2001. In accordance with US GAAP, goodwill is no longer amortized as described above.

The accounts submitted with the report have not been audited. This report contains statements regarding the future connected with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for the year” contains forward looking statements regarding the group’s expectations for the year as a whole. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/annual_reports).

Oslo 29 October 2002
The Board of Directors of Telenor ASA

PROFIT AND LOSS STATEMENT

Telenor group	3rd quarter		First three quarters
					Year
(NOK in millions except net income (loss) per share)	2002	2001	2002	2001	2001

Revenues	12,209	10,016	35,666	29,730	40,604
Gains on disposal of fixed assets and operations	1	48	118	390	5,436
Total revenues	12,210	10,064	35,784	30,120	46,040
Costs of materials and traffic charges	3,150	2,409	9,472	7,354	10,204
Own work capitalized	(104)	(210)	(397)	(676)	(1,002)
Salaries and personell costs	2,325	2,403	7,380	7,421	10,165
Other operating expenses	3,060	3,318	9,352	9,041	12,360
Losses on disposal of fixed assets and operations	12	39	98	78	63
Depreciation and amortization	2,665	1,843	7,349	5,273	7,251
Write-downs	614	2,174	749	2,864	3,822
Total operating expenses	11,722	11,976	34,003	31,355	42,863

Operating profit (loss)	488	(1,912)	1,781	(1,235)	3,177

Associated companies	(126)	(349)	(304)	11,902	8,237

Net financial items	(467)	(286)	(1,168)	(1,120)	(1,159)
Profit (loss) before taxes and minority interests	(105)	(2,547)	309	9,547	10,255

Taxes	(854)	2,547	14	(4,105)	(3,897)
Minority interests	(87)	757	(45)	770	721
Net income (loss)	(1,046)	757	278	6,212	7,079

EBITDA	3,767	2,105	9,879	6,902	14,250
EBITDA excluding gains and losses	3,778	2,096	9,859	6,590	8,877
EBITDA excluding gains and losses – margin	30.9%	20.9%	27.6%	22.2%	21.9%
Net income (loss) per share in NOK – basic	(0.589)	0.427	0.157	3.505	3.994
Net income (loss) per share in NOK – diluted	(0.589)	0.430	0.157	3.505	3.990
US GAAP
Net income (loss)	(742)	574	1,512	6,068	7,004
Pro forma net income 2001 1)	—	988	—	7,449	8,838
Net income (loss) per share in NOK – basic	(0.418)	0.324	0.852	3.424	3.952
Net income (loss) per share in NOK – diluted	(0.418)	0.323	0.852	3.420	3.948
Pro forma net income per share in NOK 2001 – basic 1)	—	0.558	—	4.203	4.987
Pro forma net income per share in NOK 2001 – diluted 1)	—	0.558	—	4.199	4.982

1)	Pro forma net income (loss) and pro forma net income (loss) per share in 2001 in NOK (basic and diluted) reflects the effects assuming SFAS 142 were adopted 1 January 2001.

BALANCE SHEET

Telenor group	30.09.2002	30.06.2002	30.09.2001	31.12.2001

(NOK in millions)
Deferred tax assets	3,572	1,823	500	600
Intangible assets	18,312	17,895	10,483	9,600
Tangible assets	40,584	39,514	35,667	37,608
Associated companies	11,552	12,243	18,077	14,246
Other financial assets	4,379	4,436	4,341	4,041
Total fixed assets	78,399	75,911	69,068	66,095

Other current assets	11,020	11,987	11,182	10,530
Cash and interest bearing investments	3,688	3,305	2,364	5,998
Total current assets	14,708	15,292	13,546	16,528

Total assets	93,107	91,203	82,614	82,623

Shareholders equity	39,633	40,727	41,691	42,144
Minority interests	3,865	3,206	3,821	3,539
Total equity and minority interests	43,498	43,933	45,512	45,683

Long-term non-interest-bearing liabilities	1,966	1,806	810	1,149
Long-term interest-bearing liabilities	28,027	27,908	18,254	18,497
Total long-term liabilities	29,993	29,714	19,064	19,646

Short-term non-interest-bearing liabilities	16,310	16,441	17,570	16,622
Short-term interest-bearing liabilities	3,306	1,115	468	672
Total short-term liabilities	19,616	17,556	18,038	17,294

Total equity and liabilities	93,107	91,203	82,614	82,623

US GAAP
Shareholders equity	41,539	42,357	41,829	42,944

SHAREHOLDERS EQUITY

Telenor group

(NOK in millions)
Shareholders equity as of 31 December 2001	42,144
Net income	278
Consolidation Canal Digital	(668)
Translation adjustments	(2,121)
Shareholders equity as of 30 September 2002	39,633

CASH FLOW STATEMENT

	First three quarters
			Year
Telenor group	2002	2001	2001

(NOK in millions)
Net cash flow from operating activities	8,620	5,129	6,993
Net cash flow from investment activities	(18,340)	20,241	20,891
Net cash flow from financing activities	7,357	(25,475)	(24,351)
Net change in cash and cash equivalents	(2,363)	(105)	3,533

Cash and cash equivalents 01.01	5,839	2,306	2,306
Cash and cash equivalents by the end of the period	3,476	2,201	5,839

THE BUSINESS AREAS THIRD QUARTER

	Revenues1)		of which external1)		EBITDA		Operating profit (loss)

(NOK in millions)	2002	2001	2002	2001	2002	2001	2002	2001

Mobile	5,320	3,157	4,991	2,848	2,107	1,154	1,134	746
Networks	4,107	4,079	3,403	3,493	1,504	1,415	711	99
Plus	1,350	815	1,252	713	98	68	(229)	(77)
Business Solutions	1,439	1,401	1,030	1,051	(30)	(425)	(961)	(877)
EDB Business Partner	1,001	1,148	741	821	127	(46)	31	(1,326)
Media2)	—	385	—	367	—	78	—	63
Other business units	869	924	736	692	66	(13)	2	(300)
Corporate functions and group activities	663	688	57	102	(13)	(60)	(187)	(168)
Eliminations	(2,539)	(2,533)	—	(23)	(92)	(66)	(13)	(72)
Total	12,210	10,064	12,210	10,064	3,767	2,105	488	(1,912)

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Profit (loss) before
					taxes and
	Associated companies		Net financial items		minority interests

(NOK in millions)	2002	2001	2002	2001	2002	2001

Mobile	12	(126)	(383)	(673)	763	(53)
Networks	—	—	(41)	(42)	670	57
Plus	(91)	(152)	(123)	(86)	(443)	(315)
Business Solutions	(1)	(47)	(28)	(118)	(990)	(1,042)
EDB Business Partner	(4)	1	(15)	(18)	12	(1,343)
Media2)	—	8	—	(1)	—	70
Other business units	(44)	(24)	(82)	(91)	(124)	(415)
Corporate functions and group activities	2	—	220	751	35	583
Eliminations	—	(9)	(15)	(8)	(28)	(89)
Total	(126)	(349)	(467)	(286)	(105)	(2,547)

THE BUSINESS AREAS FIRST THREE QUARTERS

	Revenues1)		of which external1)		EBITDA		Operating profit (loss)

(NOK in millions)	2002	2001	2002	2001	2002	2001	2002	2001

Mobile	14,680	9,008	13,730	8,022	5,398	3,056	2,720	2,001
Networks	12,341	12,302	10,332	10,550	4,319	4,105	1,938	1,351
Plus	3,330	2,391	2,983	2,077	121	210	(528)	(220)
Business Solutions	4,563	4,208	3,348	3,303	(20)	(769)	(1,501)	(2,322)
EDB Business Partner	3,215	3,420	2,467	2,362	266	282	(25)	(1,266)
Media2)	—	1,343	—	1,263	—	313	—	262
Other business units	3,104	3,019	2,598	2,226	181	38	(67)	(399)
Corporate functions and group activities	2,087	2,156	326	338	(263)	(185)	(762)	(497)
Eliminations	(7,536)	(7,727)	—	(21)	(123)	(148)	6	(145)
Total	35,784	30,120	35,784	30,120	9,879	6,902	1,781	(1,235)

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Profit (loss) before
					taxes and
	Associated companies		Net financial items		minority interests

(NOK in millions)	2002	2001	2002	2001	2002	2001

Mobile	76	13,165	(1,219)	(755)	1,577	14,411
Networks	—	—	(124)	(108)	1,814	1,243
Plus	(262)	(382)	(320)	(341)	(1,110)	(943)
Business Solutions	(1)	(846)	3	(243)	(1,499)	(3,411)
EDB Business Partner	(7)	1	(70)	(50)	(102)	(1,315)
Media2)	—	(12)	—	21	—	271
Other business units	(106)	(5)	(250)	(194)	(423)	(598)
Corporate functions and group activities	—	7	824	561	62	71
Eliminations	(4)	(26)	(12)	(11)	(10)	(182)
Total	(304)	11,902	(1,168)	(1,120)	309	9,547

1)	Revenues include gains on disposal of fixed assets and operations

2)	Sold as of 1 October 2001

ANALYTICAL INFORMATION

	2000				2001				2002

(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Revenues	8,691	9,145	9,463	10,273	10,001	10,055	10,064	15,920	11,563	12,011	12,210
EBITDA excluding gains and losses (NOK in millions)	2,104	2,175	2,594	1,706	2,293	2,201	2,096	2,287	2,926	3,155	3,778
Operating profit (loss) (NOK in millions)	1,166	817	1,234	412	986	(309)	(1,912)	4,412	602	691	488
Profit (loss) before taxes and minority interests (NOK in millions)	908	749	314	32	10,666	1,428	(2,547)	708	31	383	(105)
Equity ratio including minority interests (%)	44.5	41.6	25.9	40.8	51.9	51.5	55.1	55.3	49.4	48.2	46.7
Net interest bearing liabilities (NOK in millions)	12,750	18,904	51,719	40,496	20,502	10,866	16,358	13,171	24,449	25,717	27,645
Net interest bearing liabilities/EBITDA excluding gains and losses last 12 months	1.5	2.2	5.9	4.7	2.3	1.2	2.0	1.5	2.6	2.5	2.3
No. of man-years	22,350	23,530	25,170	20,150	20,450	21,300	23,200	21,000	22,250	21,650	22,350
- of which abroad	3,300	3,550	4,580	5,050	5,300	5,900	7,600	6,300	7,700	7,800	8,600

MOBILE
mNorway
No. of mobile subscriptions (NMT + GSM)	2,012,000	2,103,000	2,134,000	2,199,000	2,189,000	2,233,000	2,289,000	2,307,000	2,314,000	2,360,000	2,409,000
No. of GSM subscriptions	1,817,000	1,925,000	1,973,000	2,056,000	2,098,000	2,147,000	2,211,000	2,237,000	2,249,000	2,299,000	2,352,000
- of which prepaid	797,000	851,000	870,000	911,000	938,000	969,000	1,023,000	1,027,000	1,051,000	1,094,000	1,131,000
Traffic minutes per GSM subscription per month, generated and terminated	166	170	184	174	171	175	182	177	171	185	186
Revenue per GSM subscription per month (ARPU):
- total	309	347	355	340	333	337	357	331	334	351	359
- contract	438	471	499	485	479	492	526	479	481	511	528
- prepaid	138	191	175	156	152	146	159	159	162	168	171
No. of SMS and content messages (in millions)	166	205	254	277	315	323	359	376	391	403	444
Pannon GSM (Hungary)
No. of mobile subscriptions	—	—	—	—	—	—	—	—	2,001,000	2,146,000	2,311,000
- of which prepaid	—	—	—	—	—	—	—	—	1,446,000	1,596,000	1,767,000
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	—	113	115	112
Revenue per GSM subscription per month (ARPU):
- total	—	—	—	—	—	—	—	—	182	184	177
- contract	—	—	—	—	—	—	—	—	383	391	401
- prepaid	—	—	—	—	—	—	—	—	97	98	94
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	—	183	184	188
DiGi.Com (Malaysia)
No. of mobile subscriptions (100%)	—	—	—	—	—	—	—	1,039,000	1,159,000	1,284,000	1,454,000
- of which prepaid	—	—	—	—	—	—	—	902,000	1,044,000	1,176,000	1,351,000
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	204	197	189	185
Revenue per GSM subscription per month (ARPU):
- total	—	—	—	—	—	—	—	180	169	158	138
- contract	—	—	—	—	—	—	—	265	313	331	312
- prepaid	—	—	—	—	—	—	—	166	150	142	124
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	61	77	101	132

	2000				2001				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Grameen Phone (Bangladesh)
No. of mobile subscriptions (100%)	81,000	106,000	135,000	191,000	242,000	335,000	373,000	464,000	550,000	625,000	704,000
– of which prepaid	17,000	33,000	48,000	49,000	77,000	149,000	190,000	279,000	353,000	424,000	501,000
Traffic minutes per GSM subscription per month, generated and terminated	369	398	342	313	335	302	333	292	308	297	288
Revenue per GSM subscription per month (ARPU):
– total	283	288	244	226	226	203	204	173	191	173	167
– contract	330	361	313	278	275	277	282	259	311	297	286
– prepaid	54	91	107	102	109	88	119	106	118	104	100
No. of SMS and content messages (in millions)	0.1	0.1	0.2	0.3	0.4	0.5	1.0	1.3	3.8	6.8	9.7
Kyivstar (Ukraine)
No. of mobile subscriptions (100%)	—	—	—	—	—	—	—	—	—	—	1,659,000
– of which prepaid	—	—	—	—	—	—	—	—	—	—	1,283,000
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	—	—	—	50
Revenue per GSM subscription per month (ARPU):
– total	—	—	—	—	—	—	—	—	—	—	113
– contract	—	—	—	—	—	—	—	—	—	—	194
– prepaid	—	—	—	—	—	—	—	—	—	—	73
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	—	—	—	50
Associated companies
Telenor’s share of mobile subscriptions	1,339,000	1,617,000	2,864,000	3,303,000	3,383,000	3,298,000	3,404,000	4,017,000	4,015,000	4,742,000	4,725,000

NETWORKS
No. of PSTN subscriptions	1,826,000	1,773,000	1,724,000	1,680,000	1,646,000	1,619,000	1,573,000	1,545,000	1,522,000	1,497,000	1,480,000
No. of ISDN subscriptions (lines)	1,355,000	1,440,000	1,513,000	1,590,000	1,664,000	1,701,000	1,727,000	1,766,000	1,803,000	1,818,000	1,818,000
PSTN/ISDN generated traffic (mill. minutes)	5,396	4,889	4,404	4,871	4,956	4,481	4,083	4,440	4,275	3,966	3,462
Fixed line market share of traffic minutes (including Internet) (%)	83	79	78	73	73	73	73	73	73	72.5	72.7

PLUS
No. of internet subscriptions residential market Norway	460,000	505,000	548,000	625,000	683,000	718,000	757,000	831,000	893,000	915,000	936,000
– of which Frisurf	110,000	150,000	188,000	248,000	305,000	343,000	386,000	437,000	481,000	503,000	525,000
- of which ADSL	—	—	—	—	3,000	5,000	11,000	23,000	42,000	53,000	64,000
No. of internet subscriptions residential market Sweden	—	—	—	—	—	—	—	310,000	309,000	311,000	305,000
– of which Frisurf	—	—	—	—	—	—	—	72,000	81,000	86,000	88,000
- of which ADSL		—	—	—	—	—	—	4,000	15,000	16,000	23,000
No. of fixed line subscriptions residential market Sweden (PSTN)	—	—	—	—	—	—	—	50,000	55,000	55,000	52,000
No. of pay television subscribers in the Nordic region
– Cable-TV	288,000	312,000	350,000	357,000	362,000	362,000	367,000	561,000	557,000	559,000	561,000
– Small antenna networks (SMATV)	1,002,000	1,038,000	1,066,000	1,086,000	1,145,000	1,021,000	1,061,000	1,105,000	1,107,000	1,093,000	1,095,000
– Home satellite dish (DTH)1)	417,000	418,000	452,000	506,000	531,000	569,000	592,000	657,000	647,000	679,000	698,000

BUSINESS SOLUTIONS
No. of internet subscriptions business market Norway	10,000	12,000	13,000	13,000	13,000	15,000	15,000	16,000	17,000	17,000	16,000
- of which ADSL		—	—	—	—	—	—	1,000	1,000	2,000	2,500
No. of internet subscriptions business market Sweden2)	—	—	—	—	—	—	—	2,000	2,000	2,000	2,000
No. of fixed line subscriptions business market Sweden (PSTN)	—	—	—	—	—	—	—	2,000	2,000	2,000	1,300
No. of internet subscriptions outside Norway and Sweden (Nextra)	64,000	80,000	82,000	104,000	119,000	120,000	114,000	106,000	108,000	102,000	100,000

1)	In the 1st quarter 2002 56,000 subscribers were transferred to Otrum

2)	The figures for the 4th quarter 2001 to 2nd quarter 2002 are adjusted

SPECIAL ITEMS

	3rd quarter		First three quarters
					Year
(NOK in millions)	2002	2001	2002	2001	2001

EBITDA reported	3,767	2,105	9,879	6,902	14,250
Gains on disposal of fixed assets and operations	(1)	(48)	(118)	(390)	(5,436)
Losses on disposal of fixed assets and operations	12	39	98	78	63
EBITDA excluding gains and losses	3,778	2,096	9,859	6,590	8,877

Expenses for restructuring, workforce reductions, loss contracts and exit of activities
Mobile	—	—	6	—	—
Networks	5	—	54	—	—
Plus	13	—	17	32	49
Business Solutions	54	271	59	291	229
EDB Business Partner	—	150	49	150	170
Other	41	22	333	22	177
Total restructuring expenses etc.	113	443	518	495	625

Adjusted EBITDA	3,891	2,539	10,377	7,085	9,502

Write-downs
Mobile	—	—	113	6	22
Networks	—	547	—	547	570
Plus	18	—	20	—	494
Business Solutions	646	227	644	832	1,110
EDB Business Partner	—	1,182	4	1,256	1,262
Other	(50)	218	(32)	223	364
Total write-downs	614	2,174	749	2,864	3,822

Adjusted operating profit	1,226	696	3,028	1,812	2,251

Special items associated companies
Gains/losses on disposal of ownership interests	—	(13)	—	(21,450)	(21,579)
Write-down Sonofon	—	—	—	7,500	7,500
Write-down Telenordia	—	—	—	665	665
Write-down DTAC/UCOM	—	—	—	—	3,400
Other write-downs associated companies	74	—	74	—	31
Total special items associated companies	74	(13)	74	(13,285)	(9,983)

Net gains (losses) and write-downs financial items	50	12	95	326	258

Adjusted profit (loss) before taxes and minority interests	757	60	1,725	(365)	(396)